

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 17, 2009

Mr. G. William Beale
President and Chief Executive Officer
Union Bankshares Corporation
211 North Main Street
P.O. Box 446
Bowling Green, Virginia 22427

> **Re:** **Union Bankshares Corporation**
> **Preliminary Proxy Statement filed June 30, 2009**
> **and Amended August 7, 2009**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **Form 10-Q for the period ended June 30, 2009**
> **File No. 000-20293**

Dear Mr. Beale:

We have completed our legal review of your Preliminary Proxy Statement on Schedule 14A and related filings listed above and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney